vivopower® VOTE

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Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Votes submitted electronically must be received by 10:30 a.m., UK Time, on 19 September 2019

Online
Go to **www.investorvote.com/VVPR** or scan the QR code – login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

2019 Annual Meeting Proxy Card

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▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals – The Board of Directors recommends a vote FOR Proposals 1 - 8.

Proposal	For	Against	Abstain
1. Shareholders are being asked to approve the receipt of the accounts and the reports of the directors and the auditors for the financial year ended 31 March 2019 (the "March 2019 Annual Report").	☐	☐	☐
2. Shareholders are being asked to approve the directors' remuneration report for the financial year ended 31 March 2019 as set out in the March 2019 Annual Report (the "Directors' Remuneration Report").	☐	☐	☐
3. Shareholders are being asked to approve the receipt of the accounts and the reports of the directors and the auditors for the financial period ended 30 June 2019 (the "June 2019 Annual Report").	☐	☐	☐
4. Shareholders are being asked to approve the directors' remuneration report for the financial period ended 30 June 2019 as set out in the June 2019 Annual Report (the "Directors' Remuneration Report").	☐	☐	☐
5. Shareholders are being asked to re-appoint PKF Littlejohn LLP as auditors of the Company, to hold office until the conclusion of the next annual general meeting of the Company.	☐	☐	☐
6. Shareholders are being asked to authorise the Company's audit committee to determine the remuneration of the auditors.	☐	☐	☐
7. Shareholders are being asked to re-elect Kevin Chin as a director of the Company, who retires by rotation, for a term expiring on the third succeeding annual general meeting of the Company following his election.	☐	☐	☐
8. Shareholders are being asked to re-elect Shimi Shah as a director of the Company, who retires by rotation, for a term expiring on the third succeeding annual general meeting of the Company following her election.	☐	☐	☐

B Authorized Signatures – This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) – Please print date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box.
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2019 Annual Meeting Admission Ticket

2019 Annual Meeting of VivoPower International Plc Shareholders

23 September 2019, 10:30 a.m. Local Time
DAC Beachcroft
25 Walbrook
London, United Kingdom
EC4N 8AF

Upon arrival, please present this admission ticket and photo identification at the registration desk.



▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

VivoPower International Plc

Notice of 2019 Annual Meeting of Shareholders

DAC Beachcroft, 25 Walbrook, London, United Kingdom EC4N 8AF
Proxy Solicited by Board of Directors for Annual Meeting — 23 September 2019

Appointment of Proxyholder

I/We, being a member of the Company, hereby appoint the Chairman of the meeting, or the following person

Please leave this box blank if you have selected the Chairman. Do not insert your own name(s).	Please indicate the number of shares this proxy is appointed over (if less than your full voting entitlement).

as my/our proxy to exercise all or any of my/our rights to attend, speak and vote in respect of my/our voting entitlement on my/our behalf at the Annual General Meeting of the Company to be held at VivoPower International Plc Shareholders, DAC Beachcroft, 25 Walbrook, London, United Kingdom EC4N 8AF on 23 September 2019 and at any adjournment thereof. My/our proxy is to vote on the resolutions as indicated on the reverse side of this card.

* For the appointment of more than one proxy: A member can appoint more than one proxy in relation to the meeting, provided that each proxy is appointed to exercise the rights attaching to different shares held by him. To appoint more than one proxy you must complete a separate form of proxy for each proxy. Additional proxy forms may be obtained by contacting the company's registrars or you may photocopy this form. Please indicate in the box next to the proxy holder's name the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and, if returned by post, should be included in the same envelope.

Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR Proposals 1-8. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side)

C Non-Voting Items

Change of Address — Please print new address below.

vivopower® VOTE

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. [X]

2019 Annual Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR Proposals 1 - 8.

Proposal	For	Against	Abstain
1. Shareholders are being asked to approve the receipt of the accounts and the reports of the directors and the auditors for the financial year ended 31 March 2019 (the "March 2019 Annual Report").	☐	☐	☐
2. Shareholders are being asked to approve the directors' remuneration report for the financial year ended 31 March 2019 as set out in the March 2019 Annual Report (the "Directors' Remuneration Report").	☐	☐	☐
3. Shareholders are being asked to approve the receipt of the accounts and the reports of the directors and the auditors for the financial period ended 30 June 2019 (the "June 2019 Annual Report").	☐	☐	☐
4. Shareholders are being asked to approve the directors' remuneration report for the financial period ended 30 June 2019 as set out in the June 2019 Annual Report (the "Directors' Remuneration Report").	☐	☐	☐
5. Shareholders are being asked to re-appoint PKF Littlejohn LLP as auditors of the Company, to hold office until the conclusion of the next annual general meeting of the Company.	☐	☐	☐
6. Shareholders are being asked to authorise the Company's audit committee to determine the remuneration of the auditors.	☐	☐	☐
7. Shareholders are being asked to re-elect Kevin Chin as a director of the Company, who retires by rotation, for a term expiring on the third succeeding annual general meeting of the Company following his election.	☐	☐	☐
8. Shareholders are being asked to re-elect Shimi Shah as a director of the Company, who retires by rotation, for a term expiring on the third succeeding annual general meeting of the Company following her election.	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X 4 2 8 0 0 9

03 41EC

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

VivoPower International Plc

Notice of 2019 Annual Meeting of Shareholders

DAC Beachcroft, 25 Walbrook, London, United Kingdom EC4N 8AF
Proxy Solicited by Board of Directors for Annual Meeting — 23 September 2019

Appointment of Proxyholder

I/We, being a member of the Company, hereby appoint the Chairman of the meeting, or the following person

Please leave this box blank if you have selected the Chairman. Do not insert your own name(s).	Please indicate the number of shares this proxy is appointed over (if less than your full voting entitlement).

as my/our proxy to exercise all or any of my/our rights to attend, speak and vote in respect of my/our voting entitlement on my/our behalf at the Annual General Meeting of the Company to be held at VivoPower International Plc Shareholders, DAC Beachcroft, 25 Walbrook, London, United Kingdom EC4N 8AF on 23 September 2019 and at any adjournment thereof. My/our proxy is to vote on the resolutions as indicated on the reverse side of this card.

* For the appointment of more than one proxy: A member can appoint more than one proxy in relation to the meeting, provided that each proxy is appointed to exercise the rights attaching to different shares held by him. To appoint more than one proxy you must complete a separate form of proxy for each proxy. Additional proxy forms may be obtained by contacting the company's registrars or you may photocopy this form. Please indicate in the box next to the proxy holder's name the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and, if returned by post, should be included in the same envelope.

Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR Proposals 1-8. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side)